UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

DICERNA PHARMACEUTICALS, INC.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
253031108
(CUSIP Number)

John Heard Abingworth LLP Princes House 38 Jermyn Street London, England SW1Y 6DN +44 20 7534 1500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 23, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [    ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 253031108
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Abingworth LLP 98-0518585

2. Check the Appropriate Box if a Member of a Group (See Instructions):		(a) [ ]
		(b) [ X ]

3. SEC Use Only
4. Source of Funds (See Instructions): WC (See Item 3)

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

6. Citizenship or Place of Organization: England

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	988,565*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	988,565*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 988,565*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13. Percent of Class Represented by Amount in Row (11): 5.5%*

14. Type of Reporting Person (See Instructions): PN

*As of April 1, 2015, Abingworth LLP (“Abingworth”) may be deemed to beneficially own an aggregate of 988,565 shares of common stock, $0.0001 par value per share (“Common Stock”), of Dicerna Pharmaceuticals, Inc. (the “Issuer”). The number of shares reported above consists of (i) 972,734 shares of Common Stock held by Abingworth Bioventures V, LP (“ABV V”), (ii) 532 shares of Common Stock issuable upon exercise of a common stock warrant held by ABV V and (iii) 15,299 shares of Common Stock issuable upon exercise of a common stock warrant held by ABV V. Abingworth, as the investment manager of ABV V, may be deemed to beneficially own the 972,734 shares of Common Stock held by ABV V and the 15,831 shares of Common Stock issuable upon exercise of common stock warrants held by ABV V.

Based on information disclosed by the Issuer in its annual report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 12, 2015, there were 17,820,985 shares of Common Stock issued and outstanding as of March 11, 2015. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Abingworth is deemed to beneficially own an aggregate of 988,565 shares of Common Stock, or 5.5% of the shares of Common Stock deemed issued and outstanding as of April 1, 2015.

Cusip No. 253031108
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Abingworth Bioventures V, LP 98-0518587

2. Check the Appropriate Box if a Member of a Group (See Instructions):		(a) [ ]
		(b) [ X ]

3. SEC Use Only
4. Source of Funds (See Instructions): WC (See Item 3)

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

6. Citizenship or Place of Organization: England

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	988,565*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	988,565*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 988,565*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13. Percent of Class Represented by Amount in Row (11): 5.5%*

14. Type of Reporting Person (See Instructions): PN

*As of April 1, 2015, ABV V may be deemed to beneficially own an aggregate of 988,565 shares of Common Stock, which shares consist of (i) 972,734 shares of Common Stock, (ii) 532 shares of Common Stock issuable upon exercise of a common stock warrant and (iii) 15,299 shares of Common Stock issuable upon exercise of a common stock warrant. Based on information disclosed by the Issuer in its annual report on Form 10-K filed with the SEC on March 12, 2015, there were 17,820,985 shares of Common Stock issued and outstanding as of March 11, 2015. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Abingworth is deemed to beneficially own an aggregate of 988,565 shares of Common Stock, or 5.5% of the shares of Common Stock deemed issued and outstanding as of April 1, 2015. Abingworth, as the investment manager of ABV V, may be deemed to beneficially own the 972,734 shares of Common Stock held by ABV V and the 15,831 shares of Common Stock issuable upon exercise of common stock warrants held by ABV V.

Item 4. Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

The Reporting Persons acquired the securities reported herein for investment in the ordinary course of business because of their belief that the Issuer represents an attractive investment based on the Issuer’s business prospects and strategy. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors. Except as set forth herein, the Reporting Persons do not have any plan or proposal that would relate to, or result in, any of the matters set forth under subsections (a) through (j) of Item 4 of Schedule 13D.

In connection with the transactions contemplated by the Series C Purchase Agreement and pursuant to an Amended and Restated Stockholders Agreement, dated as of July 30, 2013 (the “Stockholders Agreement”), by and among the Issuer, ABV V, and the other investors named therein, ABV V was provided the right to designate one member of the Company’s board of directors. ABV V initially designated Dr. Jonathan MacQuitty to serve on the Company’s board of directors in accordance with Section 5.1(a) of the Stockholders Agreement. In November 2013, Dr. MacQuitty resigned as a member of the Issuer’s board of directors. Upon the resignation of Dr. MacQuitty, ABV V designated to the board of directors Dr. Vincent Miles, a partner of Abingworth Management Inc., a wholly-owned subsidiary of Abingworth. In September 2014, Dr. Miles resigned as a member of the Issuer’s board of directors. The Stockholders Agreement terminated upon the consummation of the IPO.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) As of April 1, 2015, ABV V beneficially owned an aggregate of 988,565 shares of Common Stock, which shares consist of (i) 972,734 shares of Common Stock, (ii) 532 shares of Common Stock issuable upon exercise of a common stock warrant and (iii) 15,299 shares of Common Stock issuable upon exercise of a common stock warrant. Abingworth, as the investment manager of ABV V, may be deemed to beneficially own the 972,734 shares of Common Stock held by ABV V and the 15,831 shares of Common Stock issuable upon exercise of common stock warrants held by ABV V. Based on the information set forth in the Issuer’s annual report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 12, 2015, there were 17,820,985 shares of Common Stock issued and outstanding as of March 11, 2015. As a result of the foregoing, as of April 1, 2015, ABV V and Abingworth may be deemed to beneficially own 5.5% of the shares of Common Stock deemed issued and outstanding.

(b) As set forth in the cover sheets to this Schedule 13D, ABV V and Abingworth have shared voting and dispositive power with respect to the 972,734 shares of Common Stock held by ABV V and the 15,831 shares of Common Stock underlying the warrants held by ABV V.

(c) The following table details the transactions by the Reporting Persons in shares of Common Stock during the period commencing sixty (60) days prior to April 1, 2015:

Date	Price per Share	Type of Transaction	Number of Shares
3/19/15	$26.4421(1)	Open Market Sale	20,400
3/20/15	$25.6241(2)	Open Market Sale	16,523
3/20/15	$26.5788(3)	Open Market Sale	400
3/23/15	$24.80	Open Market Sale	62,677
3/26/15	$24.1003(4)	Open Market Sale	48,552
3/27/15	$24.069(5)	Open Market Sale	18,149
3/31/15	$24.4870(6)	Open Market Sale	41,161
3/31/15	$25.1622(7)	Open Market Sale	1,600

Explanation of response:

1. The price reported in Item 5(c) is a weighted average price. These shares were bought in multiple transactions at prices ranging from $26.42 to $26.50, inclusive. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares bought at each separate price within the range set forth in this footnote.

2. The price reported in Item 5(c) is a weighted average price. These shares were bought in multiple transactions at prices ranging from $25.50 to $26.21, inclusive. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares bought at each separate price within the range set forth in this footnote.

3. The price reported in Item 5(c) is a weighted average price. These shares were bought in multiple transactions at prices ranging from $26.56 to $26.59, inclusive. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares bought at each separate price within the range set forth in this footnote.

4. The price reported in Item 5(c) is a weighted average price. These shares were bought in multiple transactions at prices ranging from $24.05 to $24.33, inclusive. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares bought at each separate price within the range set forth in this footnote.

5. The price reported in Item 5(c) is a weighted average price. These shares were bought in multiple transactions at prices ranging from $24.05 to $24.31, inclusive. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares bought at each separate price within the range set forth in this footnote.

6. The price reported in Item 5(c) is a weighted average price. These shares were bought in multiple transactions at prices ranging from $24.05 to $25.05, inclusive. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares bought at each separate price within the range set forth in this footnote.

7. The price reported in Item 5(c) is a weighted average price. These shares were bought in multiple transactions at prices ranging from $25.06 to $25.32, inclusive. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares bought at each separate price within the range set forth in this footnote.

 _________________________________

(d) Except as set forth in this Schedule 13D, none of the persons identified in Item 2 of this Schedule 13D has engaged in any transaction in shares of Common Stock, or securities convertible for shares of Common Stock, during the period commencing sixty (60) days prior to April 1, 2015.

(e) Only ABV V has the right to receive dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by it. The partners of ABV V have the right to participate indirectly in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by it, in accordance with their respective ownership interests in ABV V.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2015

ABINGWORTH BIOVENTURES V, LP

By: Abingworth LLP, its Manager

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

ABINGWORTH LLP

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).